

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824

> **Re: Acme United Corporation**
> **Form 10-K**
> **Filed March 11, 2011**
> **File No. 1-7698**

Dear Mr. Driscoll:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

10. Segment Information, page 28

1. We have read your response to comment 2 in our letter dated October 12, 2011. Based on the sales figures you have provided for the Asian operations for the last three years, it would not appear that Asia accounts for a significant portion of the United States segment. However, we can see from page 29 that most of the consolidated operating income is attributable to that segment. As shown on page 26, if US operations are not included in the "Foreign" income before taxes, it is not clear, then, to which operations the majority of the Foreign amount is attributable. Please explain and/or quantify income before taxes by country. We may have further comment.

2. Please tell us the foreign country or countries where your Asian revenues are derived. Please quantify each country. In future filings, please disclose revenues from external

customers attributed to all foreign countries in total. In addition, if revenues from external customers attributed to any individual country are material, those revenues shall be disclosed separately. Finally, please disclose the basis for attributing revenues from external customers to individual countries. Please see ASC 280-10-50-41, for the financial disclosure requirements regarding this issue.

3. We have read your response to comment 3 in our letter dated October 12, 2011. You have told us the principle products across all operating segments are grouped into the Office Products category. We note from page 4 the three product categories of Cutting, Measuring and Safety. If it is practicable to provide revenues from each of these three product categories, please do so in future filings. If it is not practicable to provide such information, please provide us with a comprehensive analysis in that regard. If your view remains that such breakout of sales is impracticable, please address the effectiveness of your internal controls over sales. In particular, how does management make reasonable decisions regarding the success, or lack thereof, of such products in the absence of disaggregated information by product type?

Form 10-Q for the period ended September 30, 2011

Management's Discussion and Analysis, page 12

4. We note gross margin as a percent of sales has decreased over the last four quarters. You disclose on page 13 the gross margin as a percent of sales for the three and nine months ended September 30, 2011 was negatively impacted by sale of the Pac-Kit line of products, which in general, yield a lower gross margin than the Company's historical average gross margins, and you make similar disclosures in each of the March 31, 2011 and June 30, 2011 Forms 10-Q. Please expand this discussion in future filings to provide a detailed and appropriately quantified analysis of the relevant product costs that provides investors an understanding through the eyes of management of the impact of changes in the cost of your products and plans to manage them. Discussion relating to specific product costs and specific product lines or operating segments may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these costs.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or me at 202-551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John M. Hartz

John M. Hartz
Senior Assistant Chief Accountant